NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended October 31, 2005.

WESTERN WIND ENERGY CORP.
(A development stage company)

Consolidated Financial Statements
October 31, 2005 and January 31, 2005

Index
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

WESTERN WIND ENERGY CORP.
(A Development Stage Company)

Consolidated Balance Sheets
(Unaudited — Prepared by Management)
As at October 31, 2005 and January 31, 2005
(Expressed in Canadian Dollars)

October 31 January 31

	2005	2005
Assets Current assets Current assets Cash	$1,004,968	$31,531
Refundable tax credits	33,904	69,169
Prepaid expenses and deposits	14,605	15,421

	1,053,476	116,121
Project development costs (Note 2)	1,483,020	976,942
Investment deposit (Note 3)	172,020	172,020
Deposit on real estate purchase (Note 6)	649,000	—
Property and equipment (Note 4)	2,868,815	2,529,756

	$6,226,332	$3,794,839

Liabilities Current liabilities Current liabilities Accounts payable and accrued liabilities	$250,528	$121,136
Advances from Clean Power Income Fund (Note 11)400,000		400,000
Loans payable (Note 8)	649,000	135,000
Due to related party (Note 9)	911	—
Note payable (Note 10)	56,404	58,558

	1,356,843	714,694

Shareholders’ equity Share capital (Note 12)	12,201,572	8,981,033
Share subscriptions received (receivable)	1,119,537	(335,208)
Contributed surplus	2,034,280	1,643,030
Deficit	(10,485,901)	(7,208,710)

	4,869,488	3,080,145

	$6,226,332	$3,794,839

Continued Operations (Note 1) Commitments and Contingencies (Note 16) Subsequent Events (Note 19)
The accompanying notes form an integral part of these financial statements.
Approved by the Directors:
“Jeffrey J. Ciachurski”	“J.MichaelBoyd”
Jeffrey J. Ciachurski	J. Michael Boyd

WESTERN WIND ENERGY CORP.
(A Development Stage Company)

Consolidated Statement of Operations and Deficit
(Unaudited — Prepared by Management)
For the Three and Nine Month Periods Ended October 31, 2005 and 2004
(Expressed in Canadian Dollars)

	Three Months		Nine Months
	Ended October 31		Ended October 31
	2005	2004	2005	2004
Expenses Automobile	8,922	19,893	34,228	52,377
Bank charges	94	—	689	—
Bonuses	1,350,000	—	1,350,000	—
Communications	(29,481)	4,023	95,625	97,364
Consulting	206,307	164,669	613,676	422,402
Depreciation	16,996	9,849	35,625	23,964
Interest	43,716	2,241	81,092	4,454
Management fees	59,501	32,200	113,000	87,100
Office	11,586	4,885	42,754	36,613
Professional fees	21,545	53,875	158,147	227,791
Project costs	—	100,963	—	174,199
Promotion	49,772	35,078	65,713	81,817
Regulatory fees	19,407	6,925	43,819	19,964
Rent	15,423	5,307	53,166	16,157
Secretarial	14,500	7,535	30,507	25,662
Stock based compensation	141,750	292,711	391,250	773,145
Telephone	7,015	6,039	25,403	24,532
Travel	19,032	55,154	142,498	132,837

	1,956,085	801,347	3,277,191	2,200,378

Loss for the period	(1,956,085)	(801,347)	(3,277,191)	(2,200,378)
Deficit, beginning of period	(8,529,816)	(5,804,533)	(7,208,710)	(4,405,502)

Deficit, end of period	(10,485,901)	(6,605,880)	(10,485,901)	(6,605,880)

Loss per share	(0.12)	(0.06)	(0.20)	(0.16)

Weighted average number of common shares outstanding - basic and diluted	16,979,672	14,072,619	16,068,953	13,717,197

The accompanying notes form an integral part of these financial statements.

WESTERN WIND ENERGY CORP.

(A Development Stage Company)

Consolidated Statements of Cash Flow

(Unaudited — Prepared by Management)

For the Three and Nine Month Periods Ended October 31, 2005 and 2004

(Expressed in Canadian Dollars)

	Three Months		Nine Months
	Ended October 31		Ended October 31
	2005	2004	2005	2004
Cash flows from (used in) operating activities Loss for the period	(1,956,085)	(801,347)	(3,277,191)	(2,200,378)
Adjustments for items not involving cash Depreciation and amortization	16,996	9,849	35,625	23,964
Stock based compensation expense	141,750	292,711	391,250	773,145
Bonuses	1,350,000		1,350,000
Financing fee settled by the issuance of shares	—	—	—	22,500

	(447,340)	(498,787)	(1,500,317)	(1,380,769)
Change in non-cash working capital items Refundable tax credits	(4,341)	(13,356)	35,265	(28,142)
Prepaid expenses	0	(482)	816	(10,144)
Accounts payable and accrued liabilities	(18,110)	89,824	129,392	110,172

	(22,451)	75,986	165,473	71,886

	(469,791)	(422,801)	(1,334,843)	(1,308,883)

Cash flows from (used in) financing activities Proceeds from share issuance and subscriptions	1,815,540	305,355	3,325,284	1,485,564
Due to related party	859	17,585	911	13,897
Note payable	—	—	-2,154	-8,037
Loan payable	649,000	(3,833)	514,000	135,000

	2,465,399	319,107	3,838,041	1,626,424

Cash flow used in investing activities Purchase of property and equipment	(265,485)	(1,619)	(374,684)	(586,466)
Project development costs	(94,521)	—	(506,078)	—
Deposit on real estate purchase	(649,000)	—	(649,000)	—

	(1,009,006)	(1,619)	(1,529,762)	(586,466)

Increase (decrease) in cash and cash equivalents	986,603	(105,313)	973,436	(268,925)
Cash and cash equivalents, beginning of period	18,363	111,261	31,531	274,873

Cash and cash equivalents,

end of period $1,004,967 $5,948 $1,004,967 $5,948

1. Continued Operations

The Company is in the business of developing wind energy projects on properties either owned or leased by the Company in New Brunswick, California and Arizona. The Company holds various wind farm properties in North America through its wholly owned subsidiaries Eastern Wind Power Inc. (“EWP”), Verde Resources Corporation (“Verde”) and Aero Energy, LLC (“Aero”).

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to complete the development and construction of the wind generated electrical projects and corporate overhead costs until future operations are profitable.

2.	Significant Accounting Policies

a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Eastern Wind Power Inc. (“EWP”), and U.S. subsidiaries, Verde Resources Corporation (“Verde”) and Aero Energy, LLC (“Aero”). All significant inter-company accounts and transactions have been eliminated.

b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

c)	Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.

d)	Property and Equipment

Property and equipment consist of land, wind equipment, office furniture and equipment, and vehicle and are recorded at cost. Except for land, which is not subject to amortization, equipment is amortized over their estimated useful lives using the straight-line method over 5 years.

e)	Project Development Costs

Project development costs are costs incurred for the development of wind farm sites. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at October 31, 2005 the Company has not commenced commercial operations of any projects.

f)	Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

g)	Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

h)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at October 31, 2005, the Company did not have any asset retirement obligations.

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income statement.

j)	Earnings (Loss) Per Share

Earnings (loss) per share are computed using the weighted average number of common  shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic earnings (loss) per share until the conditions for their release are satisfied.

As the Company incurred net losses in the nine months ended October 31, 2005 and in fiscal 2005, the stock options and share purchase warrants, as disclosed in notes 11 and 12, were not included in the computation of loss per share as its inclusion would be antidilutive.

k)	Stock based compensation

Effective February 1, 2003, the Company prospectively adopted a new standard for the accounting of Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”), as recommended by the Canadian Institute of Chartered Accountants. Under the new standard, all stock option awards granted to employees and directors of the Company require the application of the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock.

For stock option awards granted to other than employees and directors and all direct awards of shares, the Company continues to apply the fair value method.

3.	Project Development Costs

The Company has interests in the following 3 projects:

a)	On September 29, 2004, the Company’s wholly owned subsidiary, EWP, entered into a formal and binding 20-year power purchase agreement (“PPA”) with New Brunswick Power that provides for the Company to produce and sell through EWP the available output of 20 Megawatts (MW) of wind power from its new wind farm to be located near Dark Harbour, Grand Manan, New Brunswick.

b)	On May 3, 2004, the Company’s wholly own subsidiary, Verde, entered into a Master Power Purchase and Sale Agreement (“PPA”) with Arizona Public Service Company (“APS”), a company organized under the laws of the State of Arizona. Pursuant to the Master Agreement, APS will purchase from VRC 15 megawatts of wind energy electrical generation.

c)	In March 2005, the Company’s wholly owned subsidiary, Aero, entered into a formal Power Purchase Agreement (“PPA”) with Southern California Edison Company (“Edison”) for the procurement by Edison, from the Company, of up to 120 megawatts of wind powered electrical generation. The agreement is for a period of 20 years. The location of the wind energy facilities will be Tehachapi Pass Wind Park, California.

The Company has incurred costs to determine the feasibility of these projects and for licences and permits, environmental impact studies, leases and right-of-ways, preliminary engineering, wind studies, wind turbine selection and power purchase agreements.

From May 1, 2001 to January 31, 2005, the Company has incurred $2,286,903 in costs that have been expensed for financial statements purposes.

Project investigation costs expensed to January 31, 2005 are as follows:

	Cumulative May 1,	2005	2004
	2001 to January 31,	—	—
	2005

Automotive	$83,456	$21,925	$11,800
Consulting and related expenses	852,537	356,071	231,799
Equipment lease	3,373	3,373	—
Evaluation report	46,133	—	—
Feasibility and technical services	404,491	201,866	141,200
Project management	443,364	100,987	131,457
Property investigation	6,693	6,693	—
Property taxes	14,873	14,873	—
Public relation and administration	252,753	89,750	41,615
Travel	179,230	77,943	23,003
	$2,286,903	$873,481	$580,874

The project development costs that have been capitalized as at October 31, 2005 are as follows:
	October 31	January 31
	2005	2005

New Brunswick	$528,788	$250,942
California	92,708	—
Arizona	794,022	725,000
Unallocated	67,502	—

	$1,483,020	$975,924

The project development costs for Arizona include the prepaid lease of $351,000 (Note 6) and the cost to purchase wind data of $375,000.

4.	Investment Deposit

On September 18, 2003, the Company entered into a Binding Letter Agreement (“Agreement”) with a director of one of its subsidiaries to acquire his 1/3 interest in and to the Mogul Generating Facility (“Mogul”) located in Tehachapi, California. The parties have not completed the transaction and the funds will be used in relation to Aero’s business operations.

5. Deposit on Real Estate Purchase

The Company advanced US$550,000 to the title insurance company to secure the purchase of the 200 acre Windridge wind farm. The purchase price of the wind farm is US$825,000 payable by US$550,000 on closing and the balance by a secured convertible promissory note. The note may be converted into shares, at the holder’s option, at a conversion price of $1.64 per share for the first two years and for the following three years at $1.80, $1.98 and $2.18 respectively. The note will be secured by a first charge on the land.

6.	Property and Equipment

October 31January 31
20052005

Land	$2,616,252$2,370,533
Wind equipment	248,065151,274
Furniture and equipment	59,14046,267
Vehicle	32,72613,431

2,956,1832,581,505
Accumulated depreciation	(87,368)(51,749)

Net book value	$2,868,815$2,529,756

The allocation of the cost of the land is as follows:
California	$2,300,894
Arizona	315,358

$2,616,252

During fiscal year 2005, the Company completed various acquisitions of lands for potential wind farm sites in California and Arizona, USA for a total consideration of $468,660 and has purchased land during the nine months ended October 31, 2005 at a cost of $245,719.

Land having a cost of $188,023 is security for the note payable (See note 8).

7.	Land Lease Payments

Project development costs include deferred lease payments totalling $351,000.

The advance payment will be deducted against the future annual rent payments after commencement of the operation of the wind farm on the permanent site. As at October 31, 2005, the Company has not yet commenced operation (See note 16a).

8. Loans Payable

The Company entered into an agreement to borrow US$550,000 (CDN$649,000) to secure the purchase of the Windridge Generating Asset in California. The loan bears interest at 18% per year, payable quarterly and 82,500 shares were issued on Nov. 24, 2005 in connection with the transaction. The loan will be secured by a second charge on the property.

A loan payable of $135,000 was from an arm’s length third party, bearing interest at a rate of 10% per annum, compounded annually, and due on February 28, 2005. In connection with obtaining the loan, the Company issued to the lender 15,000 Bonus Units and paid an administration fee of $10,000 in cash. The 15,000 Units were issued at a price of $1.50 per Unit, where each Unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share for a period of two years from the date of issuance at a price of $1.80 per share for the first year and $2.10 per share thereafter. The loan was repaid in full including accrued interest of $9,358 on March 10, 2005.

9.	Due to a Related Parties

The amount due to a related party represents a loan from a director of the Company. The amount is non-interest bearing and unsecured.

10.	Note Payable

Note payable of $56,404 (January 31, 2005 – $58,558) represents the amount due to a former director of the Company who obtained a loan to assist the Company in the acquisition of land in fiscal 2003. The note payable is secured by the property of the Company, bears interest at a rate of 10% per annum and is due on demand (note 5).

11. Advance from Clean Power Income Fund

On November 15, 2004, the Company entered into a joint venture agreement with Clean Power Income Fund (“Clean Power”).

During the year ended January 31, 2005, Clean Power has advanced $400,000 to the Company for the construction of the plant. The advance was interest bearing at a rate of 5% per annum, secured by the assets of the underlying project, and principal and accrued interest is due in full on November 1, 2005 or at the earliest of several conditions as determined by the promissory note signed.

Subsequent to October 31, 2005, the joint venture agreement was terminated and the advance of $400,000 was repaid with interest.

12. Share Capital

Authorized: 100,000,000 common shares without par value.

a)	Issued:

	Shares	Amount
Balance, January 31, 2004	12,141,491	6,755,996
Exercise of warrants, ranging from $0.50 to $1.30 per share	1,797,533	1,470,770
Exercise of stock options, ranging from $0.20 to $0.35 per share	207,500	64,375
Issuance of shares in connection with a loan (See note 11)	15,000	22,500
Private placement at $3.00 per unit, net of share issuance cost of $6,000	21,000	57,000
Private placement at $1.50 per unit, net of share issuance cost of $76,000	315,500	397,250
Private placement at $1.50 per unit	116,661	173,142
Issuance of shares for services	31,250	40,000
Balance, January 31, 2005	14,645,935	8,981,033
Exercise of warrants at $1.60 per share	122,000	100,040
Private placement at $0.82 per share net of issuance costs of $30,000	559,148	428,499
Exercise of warrants at $1.60 per share	5,000	8,000
Exercise of options at $0.22 per share	55,000	11,000
Private placement at $0.82 per share	500,000	410,000
Balance, April 30,2005	15,887,083	9,938,572
Exercise of warrants at $1.60 per share Exercise of warrants at $1.80 per share	47,000	75,200
Bonus shares at a deemed price of $1.50 per share	5,000	9,000
Private placement at $1.50 per share net of issuance costs	83,290	—
of $59,700	415,000	562,800
Exercise of stock options at $1.20 per share	30,000	36,000
Balance, July 31, 2005	16,467,373	10,621,572
Exercise of warrants at $1.60 per share	175,000	280,000
Private placement at $1.50 per share	666,667	1,000,000
Issue of shares to pay bonus at deemed price of $1.64	182,930	300,000
Balance, October 31, 2005	17,491,970	12,201,57

b)	871,953 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

c)	Share purchase warrants outstanding as at October 31, 2005:

Number of	Exercise	Expiry
Warrants	Price	Date
215,333 21,000 315,500 15,000 116,661 122,000 540,853 500,000 415,000 1,000,000	4.00 4.00 2.10 2.10 1.80 2.10 1.03 1.03 1.03 1.80 2.10 1.60	January 28, 2006 February 4, 2006 September 3, 2006 August 16, 2006 December 13, 2005 December 13, 2006 March 1,2 007 March 7, 2007 March 31, 2007 June 15, 2006 June 15, 2007 October 24, 2007

3,261,347

Each warrant entitles the holder to acquire one common share of the Company.

13.	Stock Options

The Company has a stock option plan (the “Plan”) of common shares. The maximum aggregate number of common shares which may be reserved for issuance under the Plan is 3,199,675.

In the 3rd Quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share. In the 2nd Quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share. In the 1st Quarter of the 2006 fiscal year 100,000 stock options were granted to consultants to acquire  shares at $1.43 per share. Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

In fiscal year 2005, the Company granted 350,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share, being vested 25% immediately and 25% every six months afterward until fully vested 18 months from the date of grant and expires five years from the date of grant.

The Company applied the fair value method to account for stock options granted to employees and directors on and after February 1, 2003. In the 3rd Quarter of the 2006 fiscal year, the Company recorded stock based compensation of $141,500, the Company recorded stock based compensation of $187,500 in the 2nd Quarter of the 2006 fiscal year and $62,000 was recorded in the 1st Quarter of the 2006 fiscal year. During the fiscal year 2005, the Company recorded $900,466 stock based compensation expenses on options vested in the year.

A summary of stock option information as at October 31, 2005 is as follows:
		Weighted Average
	Shares	Exercise Price

Options granted at January 31, 2003	1,120,000	0.83
Granted	750,000	2.23
Exercised	(57,500)	0.22
Options outstanding at January 31, 2004	1,812,500	1.57
Granted	350,000	1.45
Exercised	(207,500)	0.31
Options outstanding at January 31, 2005	1,955,000	1.55
Granted	100,000	1.43
Exercised	(55,000)	0.20
Outstanding at April 30, 2005	2,000,000	1.58
Granted	250,000	1.50
Exercised	(30,000)	0.22
Outstanding at July 31, 2005	2,220,000	1.59
Granted	250,000	1.33

Outstanding at October 31, 2005	2,470,000	1.56

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.01-$1.00	270,000	1.67	$0.86	270,000	$0.86

$1.01-$2.00	1,550,000	2.75	$1.43	1,350,000	$1.01

$2.01-$3.00	650,000	2.50	$2.41	650,000	$2.41

	2,470,000	2.92	$1.61	2,374,000	$1.47

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-interest rate of 3.37% (2005 – 4%), dividend yield 0% (2005 – 0%), volatility of 70% (2005 – 79%) and expected lives of approximately 5 years (2005 – 5 years). A summary of weighted average fair value of stock options granted during the nine months ended October 31, 2005 and year ended January 31, 2005 is as follows:

	Weighted Average	Weighted Average
	Exercise	Fair
	Price	Value
Nine months ended October 31, 2005	$1.56	$0.70
Fiscal year 2005	$1.45	$0.89

14.	Income Taxes

a)	A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2005	2004
Statutory income tax rate	(36%)	(38%)
Tax losses not benefited	36%	38%
Effective tax rate	—	—

b)	The Company has non-capital losses of approximately $8.5 million (2005 — $5.5 million), cumulative exploration and development expenses of approximately $2,100,000 and capital losses of approximately $17,000 for income tax purposes, which may be carried forward to reduce taxable income of future years. These non-capital losses expire commencing 2007 through 2015 if not utilized. The cumulative foreign exploration and development expenses can be carried forward indefinitely.

c)	Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as there is no assurance that such amounts are more likely than not to be realized.

15.	Related Party Transactions

The following expenses were accrued/paid to directors and parties related to the directors of the Company:

	Oct. 31, 2005	Oct. 31, 2004
Management fees	$59,501	$87,100
Consulting fees	195,000	140,971
Bonuses	1,175,000	—
Automotive	19,944	19,944
Rent	6,000	6,000
Secretarial and administrative	13,500	22,500

	$1,468,945	$277,515

As at January 31, 2005, an automotive lease deposit of $8,488 (2004 — $6,111) was included in prepaid expense and deposit.

16. Commitments and Contingencies

(a)	The Company is committed to a land lease agreement with a lessor with respect to the wind power project in Elgin, Arizona. The lease has a term of 50 years from September 1, 2002 to August 31, 2052. The Company is required to pay the lessor as follows:

(i)	For the 14 years after commencement of the “operation of the wind farm” on the permanent site to pay the lessor

•	1.4% of actual annual gross sale revenue from energy production on the permanent site; and

•	minimum advance payment of USD $225,000 (CAD$351,000) was paid and is to be deducted from future production payments.

(ii)	After the 14 years and until the termination of the lease

•	2% of the actual annual gross sale revenue from energy production on the permanent sites; and

•	additional annual rent equal to 10% of the amount due under 2% of actual annual gross sale, payable to a charity to be designated by the lessor, but in no event shall the additional rent exceed $50,000 per year.

b)	The Company is committed to a land lease agreement with a lessor with respect to the wind power project in New Brunswick, Canada. The lease has a term of 30 years commencing December 10, 2002 and ending on December 10, 2032. As required by the agreement, the Company has initiated plans to commence the construction of permanent wind energy conversion facilities by October 31, 2006. The agreement required the Company to pay the lessor annual rent equal to:

•	1.55% of the actual annual sale revenue for the first 3 years after commencement of the “operation of the wind farm” on the permanent sites;

•	1.9% of the actual annual sales revenue for the 4th year to 7th year;

•	2.2% of the actual annual sales revenue for the 8th year to 11th year;

•	2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and

•	If any additional revenue from the sale of CO2 emission reduction credit is generated, the Company shall pay the lessor additional annual rent at the rate sets out above.

•	The Company has entered into a verbal understanding to pay the lessor an additional rent of 0.5% of annual sales revenue.

(c)	The Company opened a Letter of Credit in favour of New Brunswick Power (“NBP”) for $200,000, which is valid until November 1, 2006 unless terminated in writing 30 days prior to November 1, 2005. NBP can withdraw funds from the Letter of Credit if Eastern Wind Power does not commission the wind plant by October 31, 2006. Security for the Letter of Credit was provided by a third party. In the event that the wind plant is not commissioned by October 31, 2006, the Company will be liable for the debt.

(d)	The Company has opened a Letter of Credit in favour of Southern California Edison for USD$500,000, which is valid until December 31, 2006. The Letter of Credit was provided by a related party in consideration for a charge on the Company’s assets and interest of 12% of the undrawn amount In addition, the Company issued 83,290 common shares to the related party at a price of $1.50 per share.

17. Non-cash Financing Activities

In the second quarter of the 2006 fiscal year, 83,290 shares were issued in connection with the letter of credit for USD$500,000 provided to Southern California Edison. In the second quarter of the 2006 fiscal year, 182,930 shares were issued in connection with the US$550,000 loan to secure the purchase of real estate in California.

18 Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, refundable tax credits, accounts payable and accrued liabilities and due from (to) related party approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit quality financial institutions.

The Company is not exposed to significant interest or currency risks arising from these financial instruments.

19.	Subsequent Events

a)	The Company entered into an agreement to acquire a 200 acre wind farm in Tehachapi, California for USD$825,000, payable by a cash on closing of USD$550,000 and a 5-year convertible note of USD$275,000 bearing interest at the rate of 8% per year. The note is secured by a first charge on the land and is convertible into common shares at a price of $1.64 per share. The wind farm assets include the land, a power purchase agreement with Southern California Edison with a remaining term of 9 years and 43 Windmatic turbines.

The Company arranged USD$550,000 in financing secured by a second charge on the property and bearing interest at the rate of 18% per year.

b)	On December 15, 2005, the Company entered into an agreement to purchase 15 wind turbines from Mitsubishi Power Systems Inc. Due to confidentiality restrictions, the price can not be disclosed, but management estimates the cost to be in excess of US$15 million.

c)	The Company entered into a joint venture with a California civic government to jointly acquire and develop wind generated electricity projects in California.

d)	On November 29, 2005, the Company negotiated a private placement of 441,133 shares at a price of $1.50 per unit. The unit includes one share and a two-year share purchase warrant to purchase one share for $1.80 for one year and for $2.20 for the second year.

e)	On December 19, 2005, the Company announced that Pacific Hydro Limited had completed a further private placement of 1,000,000 units priced at $1.50 per unit. The unit includes one share and a two-year share purchase warrant to purchase one share for $1.60 per share.